February 24, 2017

VIA EDGAR

Ms. Kathryn M. Hinke
Attorney-Adviser
Disclosure Review and Accounting Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:    Registration Withdrawal Request
       Variable Separate Account ("Registrant")
       American General Life Insurance Company ("Depositor")
       Polaris Advisory Variable Annuity (Version C)
       Form N-4, File Nos. 333-213906 and 811-03859
       SEC Accession No. 0001193125-16-727691
       EDGAR Submission Type RW

Dear Ms. Hinke:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Variable Separate Account ("the Registrant"), a separate account of American General Life Insurance Company, hereby requests the withdrawal of Registrant's initial registration statement ("the Registration Statement") on Form
N-4 for the Polaris Advisory Variable Annuity (Version C), SEC File
Nos. 333-213906 and 811-03859, filed with the Securities and Exchange Commission on September 30, 2016.

The Registration Statement has not been declared effective.  The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement.No securities were sold in connection with the offering. Accordingly, we request that the Commission grant an order for the withdrawal of the Registration
Statement and declare the withdrawal effective upon filing.

Sincerely,

/s/ Helena Lee

Helena Lee
Assistant General Counsel